Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

IN CONNECTION WITH THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2019 AND 2018

In this report, as used herein, and unless the context suggests otherwise, the terms “Color Star,” “Company,” “we,” “us” or “ours” refer to the combined business of Color Star Technology Co., Ltd. (formerly known as Huitao Technology Co., Ltd.), its subsidiaries and other consolidated entities. References to “dollar” and “$” are to U.S. dollars, the lawful currency of the United States, and references to “Renminbi” and “RMB” are to the legal currency of China. References to “SEC” are to the Securities and Exchange Commission.

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited consolidated financial statements and the related notes included elsewhere in this Report on Form 6-K and with the discussion and analysis of our financial condition and results of operations contained in our Annual Report on Form 20-F for the fiscal year ended June 30, 2019 filed with the Securities and Exchange Commission on November 15, 2019 (the “2019 Form 20-F”). This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those identified elsewhere in this report on Form 6-K, and those listed in the 2019 Form 20-F under “Item 1A. Risk Factors” or in other parts of the 2019 Form 20-F.

Results of Operations

The tables in the following discussion summarize our consolidated statements of operations for the periods indicated. This information should be read together with our consolidated financial statements included elsewhere in this press release. The operating results in any period are not necessarily of the results that may be expected for any future period.

Six Months Ended December 31, 2019 vs. December 31, 2018

	Six months ended
	December 31,
				Percentage
	2019	2018	Change	Change
Revenue	$21,131,607	$26,242,214	$(5,110,607)	(19)%
Cost of revenue	19,055,814	22,666,775	(3,610,961)	(16)%
Gross profit	2,075,793	3,575,439	(1,499,646)	(42)%
(Provision for) recovery of doubtful accounts	(3,773,983)	258,378	(4,032,361)	(1,561)%
Selling, general and administrative expenses	(2,518,559)	(3,341,973)	(823,414)	(25)%
Research and development expenses	(109,483)	(125,553)	(16,070)	(13)%
Stock compensation expense	(1,829,067)	(1,412,500)	416,567	29%
Loss from operations	(6,155,299)	(1,046,209)	5,109,090	488%
Other expense, net	(1,346,741)	(2,025,504)	(678,763)	(34)%
Loss before provision for income taxes	(7,502,040)	(3,071,713)	4,430,327	144%
Provision for income taxes	-	-	-	-%
Net loss	$(7,502,040)	$(3,071,713)	$4,430,327	144%

Revenue. Our revenue is primarily generated from sales of our advanced ready-mix concrete products. For the six months ended December 31, 2019, we generated revenue of approximately $21.1 million, as compared to approximately $26.2 million during the six months ended December 31, 2018, a decrease of approximately $5.1 million, or 19%. The decrease in revenue was principally due to the decreased sales volume of products by 16.0% from 424,764 units to 356,602 units. Compared to the same period in 2018, there were less construction jobsites and smaller construction areas during the six months ended December 31, 2019. October 1, 2019 is the 70th National Day of PRC, and Beijing, as the capital of PRC, required all construction jobsites and concrete mixing stations to suspense for a total of 15 days until the completion of celebration of National Day, so our sales volume decreased. The decrease was also due to the slightly decreased selling unit price by 1.8% and the depreciation of Chinese Reminbi (“RMB”) against the U.S. dollar of 2.4%. Recently, the fixed asset investment has been slowed down in China and it actually has caused a negative growth in the real estate investment industry.

Cost of Revenue. Cost of revenue, which consists of direct labor, rentals, depreciation, other overhead and raw materials, including inbound freight charges, was approximately $19.1 million for the six months ended December 31, 2019, as compared to approximately $22.7 million for the six months ended December 31, 2018, a decrease of approximately $3.6 million, or 16%. The decrease in cost of revenue was primarily associated with the decrease in our sales volume mainly due to the decreased construction needs as discussed above. The decrease was offset by the increase of unit production costs of 2.6%, which was principally caused by unit price inflation of our raw materials, such as cement, sand, stone and mine powder for the six months ended December 31, 2019, as compared to the same period in 2018.

Gross Profit. Gross profit was approximately $2.1 million for the six months ended December 31, 2019, as compared to approximately $3.6 million of gross profit for the six months ended December 31, 2018, a decrease of approximately $1.5 million, which was primarily due to the decrease of our selling quantity and price of concrete and the increase of unit production costs during the six months ended December 31, 2019 as compared to the same period in 2018 for the reasons as discussed above.

(Provision for) Recovery of Doubtful Accounts. We made a provision for doubtful accounts charge of approximately $3.7 million for the six months ended December 31, 2019 as compared to a recovery of approximately $0.3 million during the six months ended December 31, 2018, a decrease of approximately $4.0 million, or 1,561%. The change was attributable to the fact that we had more aged accounts receivable over 180 days past due during the six months ended December 31, 2019.

Selling, General and Administrative Expenses. Selling, general and administrative expenses consist of sales commissions, advertising and marketing costs, office rent and expenses, costs associated with staff and support personnel who manage our business activities, and professional fees paid to third parties. We incurred selling, general and administrative expenses of approximately $2.5 million for the six months ended December 31, 2019 as compared to approximately $3.3 million for the six months ended December 31, 2018, a decrease of approximately $0.8 million. The decrease was primarily due to approximately $0.5 million decrease in legal fees, audit fees and consulting fees as we spent more on restatement services during the six months ended December 31, 2018. The decrease was also due to approximately $0.3 million decrease in salary expenses because of decreased operation and number of employees during the six months ended December 31, 2019.

Research and Development Expenses. Research and development expenses were approximately $0.1 million for each of the six months ended December 31, 2019 and 2018, which were mainly for the salary of research employees and examination fees.

Stock Compensation Expenses. Stock compensation expenses was approximately $1.8 million for the six months ended December 31, 2019 as compared to approximately $1.4 million for the six months ended December 31, 2018 for business consulting services and the amortization of stock compensation expenses for our ordinary shares issued to our employees.

Loss from Operations. We incurred a loss from operations of approximately $6.1 million and approximately $1.0 million for the six months ended December 31, 2019 and 2018, respectively. The increase of approximately $5.1 million was primarily due to the reasons previously discussed.

Other Expense, Net. Our other expense, net consists of interest income (expense), finance expense and other non-operating income (expense). We had other income (expense) of approximately $1,000 and $(3,000) during the six months ended December 31, 2019 and 2018, respectively. Approximately $1.1 million and $0.9 of interest expense, net was recorded for the six months ended December 31, 2019 and 2018, and approximately $1,000 and $6,000 of finance expense was recorded for the six months ended December 31, 2019 and 2018, respectively. Approximately $0.3 million and $1.1 million of estimated claims and interest charges were recorded for the six months ended December 31, 2019 and 2018, respectively, due to legal actions related to several lawsuits against Xin Ao.

Provision for Income Taxes. We did not incur income tax expense for the six months ended December 31, 2019 and 2018 as we had net operating losses.

Net Loss. We incurred a net loss of approximately $7.5 million for the six months ended December 31, 2019, as compared to a net loss of approximately $3.1 million for the six months ended December 31, 2018. This change was the result of the combination of the changes as discussed above.

Liquidity and Capital Resources

As of December 31, 2019, we had cash and cash equivalents of approximately $0.1 million, which was held by our consolidated subsidiaries and VIE located outside the U.S. We would be required to accrue and pay U.S. taxes if we were to repatriate these funds. Any company which is registered in mainland PRC must apply to the State Foreign Exchange Administration for approval in order to remit foreign currency to any foreign country. We currently do not intend to repatriate to the U.S. the cash and short-term investments held by our foreign subsidiaries. However, if we were to repatriate funds to the U.S., we would assess the feasibility and plan any transfer in accordance with foreign exchange regulations, taking into account tax consequences. As we conduct all of our operations in the PRC, the restriction on the conversion of cash and short-term investments held in RMB to other currencies should not affect our liquidity.

In assessing our liquidity, we monitor and analyze our cash on-hand and our operating and capital expenditure commitments. Our liquidity needs are to meet our working capital requirements, operating expenses and capital expenditure obligations.

We engage in the production of advanced construction materials for large-scale infrastructure, commercial and residential developments. Our business is capital intensive and we are highly leveraged. Debt financing in the form of short-term bank loans (which is currently in default and under renegotiation), loans from related parties and bank acceptance notes, have been utilized to finance our working capital requirements and capital expenditures. Working deficit was approximately $6.3 million as of December 31, 2019, as compared to $1.1 million as of June 30, 2019. As of December 31, 2019, in addition to cash on-hand, we also have other current assets mainly composed of accounts receivable and prepayments.

Although we believe that we can realize our current assets in the normal course of business, our ability to repay our current obligations will depend on the future realization of our current assets. Management has considered historical experience, the economic environment, trends in the construction industry, the expected collectability of accounts receivable and the realization of the prepayments on inventory, and provided for an allowance for doubtful accounts as of December 31, 2019. We expect to realize balances net of allowance within the normal operating cycle of a twelve-month period.

Based on the above considerations, management is of the opinion that we have sufficient funds to meet our working capital requirements and debt obligations as they become due. However, there is no assurance that management will be successful in their plans. There are a number of factors that could potentially arise that could undermine the Company’s plans, such as changes in the demand for our products, economic conditions, competitive pricing in the concrete-mix industry, our operating results not continuing to deteriorate and our bank and shareholders being able to provide continued financial support.

However, we are involved in various lawsuits, claims and disputes related to our operations and the personal guarantees of our officers to affiliated entities owned by them. We are actively defending these actions and attempting to mitigate our exposure to any liability in excess of the current provision of approximately $6.8 million, (see Note 15 in the accompanying notes to the consolidated financial statements). The ultimate outcome of these pending actions cannot presently be determined, but currently management is of the opinion that any potential additional liability would not have a material impact on our consolidated financial position. Nevertheless, due to the uncertainties with litigation, the PRC legal system, claims and disputes, it is at least reasonably possible that management’s view of the outcome could change in the near term.

Furthermore, as of December 31, 2019, our VIE, Xin Ao, was subject to several civil lawsuits with potential judgments in the amount of approximately $26.2 million (see Note 15 in the accompanying notes to the consolidated financial statements) and the likelihood of the outcome of these lawsuits cannot presently be determined. These lawsuits involve us principally due to the personal guarantees by Mr. Xianfu Han, and Mr. Weili He, our shareholders and former officers. Because Mr. Han and Mr. He were the controlling shareholders of Xin Ao, the plaintiffs included Xin Ao in their joint complaints. Xin Ao was not involved in most of the lawsuits but named as a joint defendant in the lawsuits. As a result, Xin Ao might have exposure to any judgements in the future under PRC laws. Mr. Han and Mr. He have agreed to indemnify us for any amounts Xin Ao may have to pay.  Should the outcome of these lawsuits require Xin Ao to pay because the other co-defendants of the lawsuits and Mr. Han and Mr. He were unable to liquidate their personal assets or their ownership interest in their privately held companies timely to pay for the judgements, our working deficit as of December 31, 2019 could be increased from approximately $6.3 million to a net working deficit of approximately $32.5 million.

In addition, we are in default of the bank loan agreement for which the bank obtained a court order demanding the immediate repayment of the debt in May 2019. The balance due to the bank is approximately $24.3 million as of December 31, 2019. We have not made the repayment.

Our management has considered whether there is a going concern issue due to our recurring losses from operations, the default of our bank loans, the estimated claims charges and the possible additional exposure for pending actions against us which is presently unknown. Management has determined there is substantial doubt about our ability to continue as a going concern. If we are unable to generate significant revenue, defer payment or the replacement of our current bank loans and secure additional financing or resolve any pending estimated claim charges, we may be required to cease or curtail our operations. Our financial statements do not include adjustments that might result from the outcome of this uncertainty.

Management is trying to alleviate the going concern risk through equity financing, obtaining financial support, the continued forbearance of the bank, and credit guarantee commitments and debt restructuring for most litigation liabilities. The Company has successfully completed the following events to alleviate the going concern risk:

●	On January 15, 2020, Hou Sing International Business Limited (“Hou Sing”), our shareholder, entered into certain loan assignment agreements with Ms. Na Wang and Ms. Wei Zhang, our employees who previously loaned money to Beijing Xin Ao Concrete Group Co., Ltd. (“Beijing Xin Ao”), our variable interest entity, in the aggregate amount of RMB29,429,627 (approximately $4,264,422) (the “Debt”) and delivered the full payment to the two employees. On January 15, 2020, our board of directors approved the conversion of the Debt as well as the conversion of debt in the aggregate amount of $976,255 that Beijing Xin Ao owed to Mr. Xianfu Han, our former Chief Executive Officer, Ms. Weili He, our former Chief Financial Officer, and Ms. Wei Zhang, our employee, at a per share conversion price of $1.54. On March 6, 2020, upon Nasdaq’s approval, we issued an aggregate of 3,403,037 our ordinary shares to Hou Sing, Mr. Xianfu Han, Ms. Weili He and Ms. Wei Zhang.

●	On January 23, 2020, we entered into a certain securities purchase agreement (the “SPA”) with Hou Sing pursuant to which we agreed to sell an aggregate of 2,000,000 ordinary shares at a per share purchase price of $1.00 (the “Shares”). On March 12, 2020, the transaction contemplated by the SPA was consummated after all closing conditions were met and we issued the Shares to Hou Sing (the “Private Placement”). We received gross proceeds of $2,000,000.

●	On March 31, 2020, certain institutional investors (the “Purchasers”) and us entered into certain securities purchase agreement (the “Purchase Agreement”), pursuant to which we agreed to sell to such Purchasers an aggregate of 2,727,274 ordinary shares, par value $0.001 per share (the “Shares”) in a registered direct offering and warrants to purchase up to 2,727,274 ordinary shares, par value $0.001 per share (the “Ordinary Shares”) in a concurrent private placement, for gross proceeds of approximately $1.5 million (the “Offering”).

●	On May 6, 2020, we closed the sale of BVI-ACM for consideration of $600,000. The purchasers of BVI-ACM became the sole shareholders of BVI-ACM and as a result, assumed all of the assets and liabilities of BVI-ACM and its subsidiaries and VIE entities. As of December 31, 2019, the carry value of BVI-ACM was a net deficiency of approximately $4.1.

●	On May 11, 2020, certain institutional investors (the “Purchasers”) and us entered into certain securities purchase agreement (the “Purchase Agreement”), pursuant to which we agreed to sell to such Purchasers an aggregate of 2,600,000 ordinary shares, par value $0.001 per share (the “Shares”) in a registered direct offering and warrants to purchase up to 2,600,000 ordinary shares, par value $0.001 per share (the “Ordinary Shares”) in a concurrent private placement, for gross proceeds of approximately $1.4 million (the “Offering”).

The following table provides summary information about our net cash flow for financial statement periods presented in this report:

	For the six months ended
	December 31,
	2019	2018
Net cash provided by operating activities	$79,435	$505,929
Net cash used in investing activities	-	(50,328)
Net cash provided by financing activities	-	13,202
Effect of foreign currency translation on cash and cash equivalents	545	(67,424)
Net increase in cash and cash equivalents	$79,980	$401,379

Principal demands for liquidity are for working capital and general corporate purposes.

Operating Activities. Net cash provided by operating activities totaled approximately $79,000 for the six months ended December 31, 2019, which was attributable to a net loss of $7.5 million and adjustments to reconcile the net loss to net cash provided by operating activities of approximately $6.4 million, including adjustments for approximately $0.6 million of depreciation, approximately $1.8 million of stock compensation expense, amortization of right-of-use assets of approximately $0.2 million and approximately $3.8 million of a provision for doubtful accounts. Net cash from changes in operating assets and liabilities resulted in a net cash inflow, which mainly included cash inflow for decrease of prepayment – related party of $0.2 million as we have already secured enough materials for production from third parties, increase of accounts payable of approximately $10.4 million, excluding a non-cash offset of $8.1 million, addition of $0.3 million other payables-shareholders, and an increase of approximately $1.6 million in accrued liabilities and contingent liabilities. Net cash inflow was primarily offset by increase of accounts receivable of approximately $6.7 million, excluding a non-cash offset of $8.1 million, payments of other receivables of approximately $1.1 million, payments of prepayments and advances of approximately $3.4 million, and payments of lease liabilities of approximately $0.2 million.

Investing Activities. We did not have any cash investing activities during the six months ended December 31, 2019.

Financing Activities. We did not have any cash financing activities during the six months ended December 31, 2019.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

5